Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

Transition Update
News on the Spartan/Seaway Merger
Issue 2, July 2000

The Transition Update

Through this newsletter, we plan to share information about Spartan, Seaway and the merger with both organizations' associates as information becomes available. We hope that you will find the newsletter informative.

Contents
On The Transition Team	2
Spartan Sees Pharm Oportunities	2
Spartan Fact Sheet	3
Shareholder Meeting Dates Set	4
Community Commitment	4

Staff Reductions at Spartan Stores Announced

On June 30, Spartan Stores eliminated 57 positions, 12 through attrition, in an effort to streamline the company's operations and realign its organization with its strategic direction, which in the past two years has turned to owning and operating grocery stores.

Spartan Stores CEO Jim Meyer said, "We want to grow as a self-distributing chain while continuing to serve the independent retailers that are wholesale customers of Spartan. That is a big shift from three years ago, when we focused solely on our wholesale business. A major refocus in business such as ours requires reorganization."

"We also realize that efficiency is key, as a retailer, as a wholesaler, and most importantly as a future publicly traded company. Our emphasis must be on minimizing the unnecessary costs of operating our business in order to create value for our shoppers, wholesale customers, associates and shareholders."

Spartan Stores' latest financial results were announced on June 20. For fiscal 2000 (Spartan Stores' fiscal year ends March 31), net income rose 16 percent to $17.2 million from $14.8 million in fiscal 1999, and EBITDA (earnings before interest, taxes, depreciation and amortization) rose 37 percent to $78 million. Spartan's sales rose 14 percent to $3.05 billion. Retail grocery sales totaled $540 million, reflecting the 47 stores that have been acquired in the past 16 months.

Meyer noted that while its recently released financial results for fiscal 2000 were an improvement, much more room for improvement exists.

"The fact is that Spartan's financial performance lags behind even the average performer in our industry," Meyer commented. "This sort of comparison is what we can expect as a publicly traded company on the Nasdaq. Wall Street prefers to invest in companies that are industry leaders in operating performance and are able to demonstrate consistent sales and earning growth. That is who we are going to be."

Meyer also noted that the staff reductions are unconnected to its potential merger with Seaway Food Town.

"This is a move we had to make for the company's well-being, regardless of the Seaway merger," Meyer said.

Associates in eliminated positions have been offered severance pay, benefit continuation and outplacement assistance.

On The Transition Team

Following the initial merger announcement in April, Spartan Stores and Seaway Food Town assembled a transition team made up of both companies' associates to facilitate the merger. Spartan Stores' team of 22 is led by co-chairs Kord Kozma, Director of Human Resource Strategy and Compliance for Spartan Stores, and Dave Hogoboom, Vice President of Southern Operations for Spartan Retail. Seaway's team of 21 is led by Dave Scherting, Director of Information Technology, and Jack Wolf, Vice President of Store Operations. Members are working together to integrate Spartan Stores and Seaway's operations. Here are some of the questions being asked about the transition team:

Q: Who selected the members of the transition team?
A: Spartan's and Seaway's executive officers selected members from each company. They assembled a team that represents the primary operating areas such as information technology, real estate, sales and marketing, human resources and warehouse/logistics.

Q: What are the team's primary responsibilities?
A: Team members are learning how each company works and then, together, planning how Spartan Stores and Seaway Food Town can operate best as a merged company. The team is making recommendations and creating a timetable for specific action items.

Q: When will these plans be disclosed companywide?
A: Spartan Stores' executive officer team will review the plans recommended by the transition team, and as these plans are finalized, they will be shared within the merged company.

Spartan Sees Opportunities With The Pharm

Associates of Spartan Stores and Seaway Food Town are asking how The Pharm fits in the merger, considering the grocery store operations that the two companies have in common.

The answer is one of opportunity, according to Joel Barton, Spartan Stores' Vice President of Retail.

"The Pharm complements Spartan and Seaway's grocery store formats," stated Barton. "Say we are looking at a location for a new store but feel that the market cannot support a full-fledged grocery store. The smaller Pharm format provides us with a great second option."

Barton noted that several Pharms are located in markets that are not directly served by Food Town grocery stores, like the Lima, Napoleon, Sidney, Troy and Fairborn stores in Ohio.

"We don't see the Pharm as strictly a pharmacy format, but rather a hybrid supermarket/drugstore format that, despite its size, carries roughly 90 percent of the products found in a conventional Food Town grocery store," Barton explained. "In fact, prescriptions account for just one-third of the total sales at the Pharm, less than a traditional drugstore."

Besides filling prescriptions and finding over-the-counter pharmaceuticals and health and beauty products, shoppers at the Pharm can fulfill many of their daily grocery needs. The stores also carry canned and packaged goods and fast-selling perishables such as milk, packaged meats, frozen foods and preweighed produce as well as greeting cards, office and school supplies and household products.

Currently, Seaway operates 26 Pharm stores, 25 in Ohio and one in Adrian, Michigan.

Spartan Stores, Inc. Fact Sheet

Spartan Stores, Inc. is a premier regional food retailer and distributor based in Grand Rapids, Michigan. Spartan Stores owns and operates 47 supermarkets through its Spartan Retail division. As a result of four acquisitions since 1999, Spartan Stores operates its corporate owned grocery stores under the banners of Ashcraft's Markets (8 stores), Family Fare Supermarkets (13 stores), Glen's Markets (23 stores) and Great Day Markets (3 stores).

Spartan Stores provides products and services to 400 grocery stores in Michigan, Ohio and Indiana and to 9,600 convenience stores and other retail locations in nine states throughout the Midwest and Southeast. Spartan Stores also operates two distribution centers in Michigan from which it supplies a comprehensive selection of national brand and private label and grocery products to approximately 447 retail grocery stores.

SPARTAN BY THE NUMBERS

COMPANY FOUNDED	1917
FISCAL 2000 SALES	$3.05 billion
EMPLOYEES	7,400
PRODUCT DISTRIBUTION	40,000 products
PRIVATE LABEL LINE:
SPARTAN BRAND	2,000 items
HOME HARVEST VALUE BRAND	400 items
SAVE RITE VALUE BRAND	55 items
WHOLESALE CUSTOMERS:
GROCERY STORES	400
CONVENIENCE STORES	8,700
TOTAL RETAIL SQUARE FEET	1,996,773
DISTRIBUTION CENTERS:
GROCERY STORES	2
CONVENIENCE STORES	28
TOTAL DISTRIBUTION SQUARE FFET	1,869,000

SPECIAL PRODUCTS/SERVICES BEYOND STANDARD GROCERY FARE

Electronic Couponing
Electronic Marketing
Scanning Registers
ATM's
Full-Service Bank
Lottery Tickets
Photo Processing
Pharmacy
In-Store Bakery
Service Deli
Seafood
Home Meal Replacement
Floral
Gourmet Foods
Beer & Wine
Liquor
Dry Cleaning
Books & Magazines
Greeting Cards

Spartan Stores and Seaway Food Town Set Shareholder Meeting Dates

Spartan Stores and Seaway Food Town have set their shareholder meetings for July 18, 2000. At these meetings, shareholders will vote on whether or not to approve the merger between Spartan Stores and Seaway Food Town.

Spartan Stores and Seaway Food Town have submitted the final S-4 filing with the Securities and Exchange Commission. The S-4 filing serves as Spartan's prospectus on its offering of stock in the merger and the joint proxy statement for both shareholder meetings and is available on the Internet at www.sec.gov or www.freeedgar.com or through the investor relations departments of both companies.

Shareholder approval is the final step in the merger between Spartan Stores and Seaway Food Town. On May 31, the Federal Trade Commission, which monitors mergers and acquisitions for antitrust violations, provided early approval of the merger.

Management expects that if approval from shareholders is received at both meetings, the merger will be formally completed within a few days, and the stock will begin to be publicly traded on the Nasdaq National Market under the SPTN ticker.

Companies Share in Community Commitment

In the course of the merger, comparisons between Spartan Stores and Seaway Food Town are drawn, and, in just the short time, one strong similarity has been found. Spartan Stores and Seaway Food Town share their commitment to the communities in which the companies operate.

Spartan Stores has been the exclusive sponsor of Michigan Special Olympics Summer Games since 1995 and sponsors Ohio's and Indiana's Special Olympics as well. Spartan Stores also sponsors the Walter Hagen Golf Classic to benefit the American Cancer Society of Kent County (Grand Rapids, Mich.)

Seaway Food Town donates to a wide variety of local charities, including sponsoring the Food Town Make-A-Wish Foundation Tennis Tournament. Seaway also takes part in major Toledo and area events such as the Food Town Holiday Parade and 10 other local parades, Food Town Festival of Lights, Taste of the Town and the Chili Cook-Off and Rib-Off.

In addition, both Spartan Stores and Seaway Food Town are major donors to area food banks.

"Both companies deeply value the communities in which our stores and facilities are located, and being a good corporate citizen will always be a part of who we are," said Jim Meyer, Spartan Stores' CEO. "While it makes good business sense, it is equally about making a difference for the better in the communities in which our associates and shoppers live on a daily basis."

Spartan Stores, Inc. and Seaway Food Town, Inc. have filed with the Securities and Exchange Commission and mailed to their respective shareholders a definitive prospectus/joint proxy statement relating to the proposed merger of Spartan Stores and Seaway Food Town. The registration statement on Form S-4 containing the prospectus/joint proxy statement was declared effective on June 7, 2000, by the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS

WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

This press release contains expectations and other forward-looking statements about the proposed merger of Spartan Stores, Inc. and Seaway Food Town, Inc. and the business and operations of Spartan Stores that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include the possibility that the merger with Seaway Food Town may not be completed and other factors described in the Spartan Stores' Registration Statement on Form S-4, the Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.